

September 30, 2014

<u>Via E-mail</u>
John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059

      Re: The Chubb Corporation
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             File No. 1-08661

Dear Mr. Finnegan:

      We refer you to our comment letter dated August 7, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Jeffrey Reidler
       Assistant Director
       Division of Corporation Finance

       John J. Kennedy
       Senior Vice President and Chief Accounting Officer
       The Chubb Corporation